Simplify Exchange Traded Funds

222 Broadway, 22nd Floor

New York, NY 10038

February 21, 2023

Via Electronic Transmission

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simplify Exchange Traded Funds

Request for Withdrawal of Amendment to Registration Statement on Form N-1A

File Nos. 333-238475, 811-23570

CIK No. 0001810747

Dear Sir or Madam:

On behalf of Simplify Exchange Traded Funds, a registered investment company (the “Trust” or “Registrant”), pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), as amended, the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 39 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) (Accession No. 0001829126-22-011822). The Amendment was filed on May 25, 2022, pursuant to Rule 485(a) under the 1933 Act for the purpose of registering shares of Simplify Volt Work from Anywhere Digital Nomad ETF (the “Fund”) for sale to the public. The Trust requests this withdrawal because it has determined not to offer shares of the Fund to the public. No securities were offered or sold pursuant to the Amendment. The Registrant requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable.

It is the Registrant’s understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Commission, unless the Registrant receives notice from the Securities and Exchange Commission that this application will not be granted.

Please direct any questions concerning this letter to Kimberly Versace, of Thompson Hine LLP, counsel to the Trust at (202) 973-2790.

Very truly yours,

/s/ David Berns

David Berns, Secretary, Simplify Exchange Traded Funds